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SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the Date of 15 November 2004

BHP Billiton Limited

ABN 49 004 028 077

180 Lonsdale Street

Melbourne Victoria 3000

Australia

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	X	Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes	No	X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

"For the information of the local market, please find following notification of major interests in shares filed by BHP Billiton Plc with the London Stock Exchange"

Ines Watson - Assistant Secretary
Tel + 44 (0)20 7802 4176

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

All relevant boxes should be completed in block capital letters.
1.	Name of company BHP BILLITON PLC			2.	Name of shareholder having a major interest THE CAPITAL GROUP COMPANIES, INC.
3.	Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 NOTIFICATION BY THE CAPITAL GROUP COMPANIES, INC. ON BEHALF OF ITS AFFILIATES			4.	Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them SEE SCHEDULE B ANNEXED HERETO
5.	Number of shares/amount of stock acquired	6.	Percentage of issued class	7.	Number of shares/amount of stock disposed 23,566,435	8.	Percentage of issued class 0.955%

9.	Class of security ORDINARY US$0.50		10.		Date of transaction 10 NOVEMBER 2004	11.	Date company informed 12 NOVEMBER 2004
12.	Total holding following this notification 121,181,659			13.	Total percentage holding of issued class following this notification 4.910%

14.	Any additional information ANNOUNCEMENT TRIGGERED BY AFFILIATES DECREASING THEIR INTEREST (SEE SCHEDULE A ANNEXED HERETO)			15.	Name of contact and telephone number for queries INES WATSON +44 (0)20 7802 4176
16.	Name and signature of authorised company official responsible for making this notification INES WATSON, ASSISTANT SECRETARY, BHP BILLITON PLC
Date of notification 15 NOVEMBER 2004

Schedule of holdings in BHP Billiton Plc as of 10 November 2004

BHP Billiton Plc

Schedule A
Number of Percent of
Shares Outstanding
The Capital Group Companies, Inc. ("CG") holdings 121,181,659 4.910%
Holdings by CG Management Companies and Funds:

Capital Guardian Trust Company 28,715,244 1.163%

Capital International Limited 43,357,871 1.757%

Capital International S.A 14,982,816 0.607%

Capital International, Inc. 11,954,701 0.484%

Capital Research and Management Company 22,171,027 0.898%

Schedule of holdings in BHP Billiton Plc as of 10 November 2004

BHP Billiton Plc

Schedule B

Capital Guardian Trust Company

Registered Name                                                                                                              Local Shares
Bank of New York Nominees	751,336
Bank of New York 3 Birchin Lane London EC3V 9BY UK
Bankers Trust	860,387
59 1/2 Southmark Street 2nd Floor London SEI 0HH UK
Barclays Bank	317,059
Barclays Global Securities Services 8 Angel Court London EC2R 7HT UK
BT Globenet Nominees Ltd.	208,685
1 Appold Street Broadgate London EC2A 2HE UK
Chase Nominees Limited	11,595,643
Woolgate House Coleman Street London EC2P 2HD UK
Citibank	26,600

Citibank London	23,502
11 Old Jewry London EC2R 8D8 UK

Registered Name                                                                                                              Local Shares
HSBC Bank plc	26,372
Securities Services, Mariner House Pepys Street London EC3N 4DA
JP Morgan Chase Bank	998,361

Mellon Bank N.A.	69,000
London Branch London United Kingdom
Mellon Nominees (UK) Limited	1,416,755
150 Buchanan Street Glasgow G1 2DY United Kingdom
Midland Bank plc	5,082,287
5 Laurence Poutney Hill EC4R 0E, United Kingdom
MSS Nominees Limited	16,310
Midland Bank plc Mariner House, Pepys London EC3N 4DA
Nortrust Nominees Limited	3,132,869
155 Bishopsgate London EC2M 3XS UK

Registered Name                                                                                                              Local Shares
Northern Trust	107,798
c/o NorTrust Nominees Limited 155 Bishopsgate London EC2M 3XS UK
Royal Trust	30,500

Royal Bank of Scotland	39,105
Regents House, 42 Islington High Street London N1 8XL UK

ROY Nominees Limited	17,296
71N Queen Victoria Street London Ec4V 4DE UK
State Street Bank & Trust Co	87,738

State Street Nominees Limited	3,904,641
Canary Wharf 27th Floor, 1 Canada Square London E14 5AF
Total	28,715,244

Schedule of holdings in BHP Billiton Plc as of 10 November 2004

Capital International Limited

Registered Name                                                                                                              Local Shares
Bank of New York Nominees	10,938,350
Bank of New York 3 Birchin Lane London EC3V 9BY
Bank One London	443,473

Barclays Bank	607,936
Barclays Global Securities Services 8 Angel Court London EC2R 7HT
Bankers Trust	357,463
59 1/2 Southwark Street 2nd Floor London SE1 0HH
Chase Nominees Limited	6,734,972
Woolgate House Coleman Street London EC2P 2HD
Citibank London	588,906
11 Old Jewry London EC2R 8D8 UK
Citibank NA	206,594
Toronto
Clydesdale Bank plc	453,480

Registered Name                                                                                                              Local Shares
Deutsche Bank AG	1,525,879
23 Great Winchester Street London EC2P 2AX UK
HSBC Bank plc	1,069,717
Securities Services, Mariner House Pepys Street London EC3N 4DA
JP Morgan Chase Bank	402,600

KAS UK	191,300
Kass Associate P O Box 178 1000 AD Amsterdam
Lloyds Bank	124,012
Central Settlement Section Branches Stock Office 34 Threadneedle Street London
Mellon Bank N.A.	678,039
London Branch London UK
Mellon Nominees (UK) Limited	565,869
150 Buchanan Street Glasgow G1 2DY UK
Midland Bank plc	275,659
5 Laurence Poutney Hill EC4R 0E UK

Registered Name                                                                                                              Local Shares
Morgan Guaranty	239,032
83 Pall Mall London SW1Y 5ES UK
MSS Nominees Limited	136,500
Midland Bank plc Mariner House, Pepys London EC3N 4DA
National Westminster Bank	514,722

Northern Trust AVFC	388,632
South Africa
Northern Trust	2,612,516
c/o NorTrust Nominees Limited 155 Bishopsgate London EC2M3XS
Nortrust Nominees	5,823,237
155 Bishopsgate London ECM 3XS UK
Royal Bank of Scotland	3,294,469
Regents House, 42 Islington High St London N1 8XL UK
State Street Australia Limited	27,300
Australia

Registered Name                                                                                                              Local Shares
State Street Bank & Trust Co	3,954,887

State Street Nominees Limited	1,202,327
Canary Wharf 27th Floor, 1 Canada Square London E14 5AF
Total	43,357,871

Schedule of holdings in BHP Billiton Plc as of 10 November 2004

Capital International S.A.

Registered Name                                                                                                              Local Shares
Barclays Bank	1,448,247
Barclays Global Securities Services 8 Angel Court London EC2R 7HT
Bank of New York Nominees	19,700
Bank of New York 3 Birchin Lane London EC3V 9BY

Brown Bros	169,046
One Mellon Bank Center Pittsburg, PA 15258
Chase Nominees Limited	2,690,595
Woolgate House Coleman Street London EC2P 2HD
Citibank London	91,124
11 Old Jewry London EC2R 8D8 UK
Citibank NA	53,633
Toronto
Credit Suisse London Branch	112,155
24 Bishopsgate London EC2N 4BQ UK

Registered Name                                                                                                              Local Shares
Deutsche Bank AG	403,209
23 Great Winchester Street London EC2P 2AX UK
HSBC Bank plc	731,257
Securities Services, Mariner House Pepys Street London EC3N 4DA
JP Morgan	6,523,796

Lloyds Bank	15,100
Central Settlement Section Branches Stock Office 34 Threadneedle Street London

Midland Bank plc	1,779,211
5 Laurence Poutney Hill EC4R 0E United Kingdom
Morgan Stanley	82,205

National Westminster Bank	123,900

Nortrust Nominees Limited	69,986
155 Bishopsgate London EC2M3XS

Registered Name                                                                                                              Local Shares
Pictet & Cie	96,600
Geneva
RBSTB Nominees Ltd	286,700
67 Lombard Street London EC3 3DL UK
Royal Bank of Scotland	149,206
Regents House, 42 Islington High St London N1 8XL UK
State Street Bank & Trust Co	98,581

State Street Nominees Limited	38,565
Canary Wharf 27th Floor, 1 Canada Square London E14 5AF
Total	14,982,816

Schedule of holdings in BHP Billiton Plc as of 10 November 2004

Capital International, Inc.

Registered Name                                                                                                              Local Shares
Bank of New York Nominees	803,848
Bank of New York 3 Birchin Lane London EC3V 9BY
Bankers Trust	22,991
59 1/2 Southwark Street 2nd Floor London SE1 0HH
Brown Bros	418,302
One Mellon Bank Center Pittsburgh, PA 15258
Chase Nominees Limited	3,099,310
Woolgate House Coleman Street London EC2P 2HD
Citibank	32,147

Citibank London	79,205
11 Old Jewry London EC2R 8D8 UK
Citibank NA	391,544
Toronto

Registered Name                                                                                                              Local Shares
HSBC Bank plc	236,500
Securities Services, Mariner House Pepys Street London EC3N 4DA
JP Morgan Chase Bank	740,000

Midland Bank plc	353,814
5 Laurence Poutney Hill EC4R 0E UK
Northern Trust	49,889
C/o NorTrust Nominees Limited 155 Bishopsgate London EC2M 3XS
Nortrust Nominees Limited	370,498
155 Bishopsgate London EC2M3XS
Royal Bank of Scotland	342,969
Regents House, 42 Islington High St London N1 8XL UK
RBSTB Nominees Ltd	71,795
67 Lombard Street London EC3 3DL UK
State Street Bank & Trust Co	470,488

Registered Name                                                                                                              Local Shares
State Street Nominees Limited	4,370,401
Canary Wharf 27th Floor, 1 Canada Square London E14 5AF

Sumitomo Trust & Banking                                                                                                         101,000

Fiduciary & Securities Business Dept

1-5 Nihonbashi - Honcho 4-chome

Cho-Ku, Tokyo 103

Total                                                                                                                                   11,954,701

Schedule of holdings in BHP Billiton Plc as of 10 November 2004

Capital Research and Management Company

Registered Name                                                                                                              Local Shares
Chase Nominees Limited	20,671,027
Woolgate House Coleman Street London EC2P 2HD
State Street Nominees Limited	1,500,000
Canary Wharf 27th Floor, 1 Canada Square London E14 5AF
Total	22,171,027

BHP Billiton Limited ABN 49 004 028 077 Registered in Australia Registered Office: Level 27, 180 Lonsdale Street Melbourne Victoria 3000 Telephone +61 1300 554 757 Facsimile +61 3 9609 3015	BHP Billiton Plc Registration number 3196209 Registered in England and Wales Registered Office: Neathouse Place London SW1V 1BH United Kingdom Telephone +44 20 7802 4000 Facsimile +44 20 7802 4111

                                                                    The BHP Billiton Group is headquartered in Australia

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BHP BILLITON LIMITED
/s/ KAREN WOOD
_____________________

Karen Wood
Title: Company Secretary
Date: 15 November 2004